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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                     Communication Intelligence Corporation

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                                (Name of Issuer)

                     Common Stock, par value $.01 per share

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                         (Title of Class of Securities)

                                     0-19301

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                                 (CUSIP Number)

                               Philip S. Sassower
                              135 East 57th Street
                                   12th Floor
                            New York, New York 10022
                                 (212) 759-1909

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       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                               September 28, 1998

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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box
/ /.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

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         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)

                               (Page 1 of 5 Pages)



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                                  SCHEDULE 13D
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    1.       NAME OF REPORTING PERSONS      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
              (a)  Philip S. Sassower                                                        ("Mr. Sassower")
              (b)  CIC Standby Ventures, L.P.            (IRS ID No.: 76-0455991)            ("CIC")

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    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                                            (a) /x/
                                                                                                                            (b) / /

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    3.       SEC USE ONLY

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    4.       SOURCE OF FUNDS (See Instructions)         See Item 3

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    5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                                                                              / /

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    6.       CITIZENSHIP OR PLACE OF ORGANIZATION                 (a) United States
                                                                  (b) Delaware

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                          7.         SOLE VOTING POWER                   See Item 5

       NUMBER OF        -----------------------------------------------------------------------------------------------------------
        SHARES            8.         SHARED VOTING POWER                 See Item 5
     BENEFICIALLY
       OWNED BY         -----------------------------------------------------------------------------------------------------------
         EACH             9.         SOLE DISPOSITIVE POWER              See Item 5
       REPORTING
      PERSON WITH        ----------------------------------------------------------------------------------------------------------
                          10.        SHARED DISPOSITIVE POWER            See Item 5

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   11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                            See Item 5

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   12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)                               / /

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   13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     See Item 5

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   14.       TYPE OF REPORTING PERSON (See Instructions)          (a)  Mr. Sassower - IN
                                                                  (b)  CIC - PN
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Item 1. Security and Issuer

         This Amendment number 7 to the Statement on Schedule 13D (the
"Statement") relates to shares of common stock, $.01 par value (the "Common
Stock"), of Communication Intelligence Corporation, a Delaware corporation (the
"Company"). The address of the principal executive office of the Company is 275
Shoreline Drive, Suite 500, Redwood Shores, California 94065-1413.

Item 2.  Identity and Background

         No change.

Item 3.  Source and Amount of Funds or Other Consideration

         On September 28, 1998, Mr. Sassower used his personal funds to purchase
1,025,253 shares of Common Stock. The Philip Sassower 1996 Charitable Remainder
Annuity Trust (the "1996 CRAT"), of which Mr. Sassower is a co-trustee, used trust funds to purchase an aggregate of 681,515 shares of Common Stock on September 28 and 29, 1998.

         On September 4, 1998, the 1996 CRAT purchased 133,600 shares using trust funds.

         On August 25, 26 and 27, 1998, the 1996 CRAT purchased an aggregate of
163,400 shares of Common Stock using trust funds.

Item 4.  Purpose of Transaction

         On September 28, 1998 (the "Conversion Date"), Mr. Sassower and the
1996 CRAT converted 24,070 and 16,000 shares of series B 5% cumulative convertible preferred stock (the "Series B Preferred"), respectively, into 1,025,253 and 681,515 shares of Common Stock, respectively. On the Conversion
Date, pursuant to the provisions of the Certificate of Designations of the Series B Preferred, Mr. Sassower and the 1996 CRAT sold all the shares of Common
Stock acquired upon the conversion. Also, on September 28, 1998, Mr. Sassower purchased 1,025,253 shares of Common Stock in the open market. The 1996 CRAT purchased an aggregate of 681,515 shares of Common Stock on September 28 and 29, 1998 in the open market.

         On September 4, 1998, and on August 25, 26 and 27, 1998, the 1996 CRAT purchased an aggregate of 297,000 shares of Common Stock in the open market.

         Mr. Sassower and the 1996 CRAT acquired the Common Stock as described above solely for investment purposes.

Item 5.  Interest in Securities of the Issuer

         The following represents the beneficial ownership of each Reporting
Person:

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
                           No. of shares                No. of shares
                        beneficially owned           beneficially owned                                            Percentage
                         with sole voting            with shared voting           Aggregate No. of shares           of shares
  Name                 and dispositive power        and dispositive power           beneficially owned        beneficially owned(3)
  ----                 ---------------------        ---------------------         -----------------------     ---------------------
Philip S. Sassower           10,346,308(1)                 1,241,515(2)                  11,587,823(1)(2)             19.6%

CIC                           9,000,000                        --                         9,000,000                     15%





1. This includes 9,000,000 shares of Common Stock held by Standby Ventures, 72,804 shares of Common Stock held by the Philip S. Sassower 1998 CIC Standby Ventures, L.P. Grantor Retained Annuity Trust (the "1998 GRAT"), 113,251 shares of Common Stock held by the Philip S. Sassower 1996 Grantor Retained Annuity Trust (the "1996 GRAT"), 1,025,253 shares of Common Stock held by Mr. Sassower and 135,000 shares of Common Stock issuable upon the exercise of options held by Mr. Sassower which may be exercised within 60 days of October 7, 1998. Mr. Sassower is the sole trustee of both the 1998 GRAT and the 1996 GRAT.



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2.       This represents 63,000 shares of Common Stock held by the Susan O.
         Sassower Trust of which Mrs. Sassower is the beneficiary and 1,178,515 shares of Common Stock held by the 1996 CRAT. Mr. Sassower and Susan O. Sassower, his wife, are co-trustees of the Susan O. Sassower Trust and of the 1996 CRAT. Mrs. Sassower's residence is 720 Park Avenue, New York, NY 10021. She is a homemaker. She has not been convicted in a criminal action nor been a party to any civil action in the past five years, and is a U.S. citizen. Mr. Sassower may be deemed to beneficially own the shares held by the Susan O. Sassower Trust and the 1996 CRAT.

3.       The percentage of shares beneficially owned is based on the following:
         (i) 59,797,704 shares of Common Stock issued and outstanding as of October 7, 1998, plus (ii) 135,000 shares issuable upon exercise of options held by Mr. Sassower which may be exercised within 60 days of October 7, 1998. In the event other holders of the Series A or B Preferred shall convert their shares, the percentages in this table could be substantially different. The number of shares of Common Stock issuable upon conversion of the Series B Preferred will increase at an increasing rate as the market price of the Common Stock decreases. This estimate is not intended to constitute a prediction as to the future market price of the Common Stock or the number of shares of Common Stock to be issued upon conversion.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         No change.

Item 7.  Material to  be filed as Exhibits

         None.



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                                   SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                                     /s/ Philip S. Sassower
                                                     ----------------------
                                                     Philip S. Sassower

                                                     CIC Standby Ventures, L.P.

                                                     By:  /s/ Philip S. Sassower
                                                          ----------------------
                                                          Philip S. Sassower
                                                          General Partner

Dated:  October 14, 1998